Exhibit 99.1

LightInTheBox Announces Board and Management Changes

BEIJING, June 28, 2018 /PRNewswire/ — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced certain management and Board of Directors of the Company (the “Board”) changes.

Mr. Alan Guo, founder, Chairman and CEO, is voluntarily stepping down as CEO and Chairman of the Board to pursue other personal interests. In order to ensure an orderly transition, Mr. Guo will remain as CEO of the Company for up to 60 days. Mr. Guo will continue to serve on the Board as a director.

Mr. Zhi Yan, Co-Chairman and CEO of Zall Smart Commerce Group Ltd. (formerly known as Zall Group Ltd.) (“Zall”), has been elected as Chairman of the Board with effect immediately. Mr. Yan has been serving on the Board of LITB since March 30, 2016.

Mr. Alan Guo commented, “After I founded LightInTheBox with my co-founders, I served as Chairman and CEO for 10 years. I have decided that the time has come for me to purse other interests and for the Company to embrace a new leadership to develop new initiatives and opportunities. I warmly welcome Mr. Yan as the new Chairman of the Board and I look forward to continuing to work closely with him.”

Mr. Zhi Yan, new Chairman of LightInTheBox, said, “We are grateful for Alan’s past leadership, hard work, and contributions as founder and CEO to successfully build and develop the Company. We will work diligently to identify a new CEO capable of further developing the Company. I also look forward to increasing cooperation between LightInTheBox and Zall with the aim of increasing value for the Company’s shareholders”.

In addition, Zall Cross-border E-commerce Investment Company Limited (“Zall E-commerce”), a wholly-owned subsidiary of Zall, and AOGANG International (Hong Kong) Corporation Limited (“AOGANG International”), a wholly-owned subsidiary of Zhejiang Aokang Shoes Co., Ltd., two shareholders of the Company, have entered into a shareholder voting agreement in order to provide the Company with the support needed to achieve long-term success. Zall E-commerce and Wincore Holdings Limited (“Wincore”), an entity wholly-owned by Mr. Alan Guo, have also entered into a shareholder voting agreement. Both agreements provide Zall E-commerce with the ability to vote the shares held by AOGANG International and Wincore.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 90% of global Internet users.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Christensen
Ms. Xiaoyan Su
Tel: +86 (10) 5900 3429
Email: ir@lightinthebox.com